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SEC FILE NUMBER
8 - 67765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Atwood Advisors LLC d/b/a Atwood Capital Partners

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Avenue, 35th Floor
(No. And Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Gordon **(212) 355-1390**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP **ATTN: JOHN FULVIO, CPA**
(Name - *if individual state last, first, middle name*)

5 WEST 37TH ST – 4TH FL	**NEW YORK**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jonathan Gordon**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Atwood Advisors LLC d/b/a Atwood Capital Partners**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HAROLD GRANT PYSADEE
Notary Public - State of New York
NO. 01PY6241179
Qualified in Kings County
My Commission Expires 5.16.2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

ATWOOD ADVISORS LLC
(D/B/A ATWOOD CAPITAL PARTNERS)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

ATWOOD ADVISORS LLC
(D/B/A ATWOOD CAPITAL PARTNERS)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Member of
Atwood Advisors LLC:

We have audited the accompanying statement of financial condition of Atwood Advisors LLC (D/B/A Atwood Capital Partners) (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Atwood Advisors LLC (D/B/A Atwood Capital Partners) as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 21, 2012

ATWOOD ADVISORS LLC
(D/B/A ATWOOD CAPITAL PARTNERS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 335,777
Accounts receivable	22,934
Prepaid expenses	19,628
Security deposit	200,807
Fixed assets, at cost (net of accumulated depreciation of $7,981)	68,678
TOTAL ASSETS	$ 647,824

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 75,706
Accrued expenses	57,331
Other liabilities	57,254
TOTAL LIABILITIES	190,291
Member's equity	457,533
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 647,824

The accompanying notes are an integral part of these financial statements.

ATWOOD ADVISORS LLC
(D/B/A ATWOOD CAPITAL PARTNERS)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1 ORGANIZATION

Atwood Advisors LLC (D/B/A Atwood Capital Partners) (the "Company") was organized as a Delaware Corporation on November 16, 2007. On May 26, 2009 it registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker dealer that provides advisory services relating to mergers and acquisitions and the private placement of securities. Effective August 17, 2010, the sole shareholder of the Company, Quayle Munro Holdings PLC ("PLC") sold its 100 shares to Atwood, LLC ("Shareholder"). The 100 shares represent the total number of shares authorized, issued and outstanding of the Company. Also effective August 17, 2010, the Company changed its name to Atwood Advisors, Inc. and changed its fiscal year end from June 30 to December 31. Effective January 1, 2011 the Company converted from a Delaware Corporation to a Delaware Limited Liability Company and changed its name to Atwood Advisors LLC. The Company does business as Atwood Capital Partners.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on the U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Income Taxes

No provisions for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return. The Company is subject to New York City unincorporated business tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets

Furniture and fixtures, office equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over estimated useful lives of the assets, or the remaining terms of the lease.

Revenue Recognition

The Company engages in providing advisory services to its clients for both mergers and acquisition ("M&A") and private placement activities. Revenue is recognized upon the achievement of certain milestones, as contractually agreed to, between the Company and its clients.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement and Disclosure* bears no material effect on the financial statements as presented.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The company has not experienced any losses in these accounts.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. At December 31, 2011 the Company had net capital of $145,486, which was $132,800 in excess of its required net capital of $12,686.

NOTE 4 FIXED ASSETS

Fixed assets consist of the following:

Furniture and Fixtures	$ 57,250
Office Equipment	31,999
Leasehold Improvements	25,491
Less retired assets	(38,081)
Total Fixed Assets	76,659
Less: Accumulated Depreciation	(7,981)
Net Fixed Assets	$ 68,678

NOTE 5 ECONOMIC DEPENDENCY

During the year ended December 31, 2011, the company derived $248,685 or 47%, of its revenue from three clients.

NOTE 6 COMMITMENTS AND CONTINGENCIES

Lease commitments

In October, 2007, the Company was assigned the lease obligation from a related party for office space in New York City providing for minimum fixed monthly rental payments of $17,629. The lease expires on March 31, 2012.

In June, 2011, the Company was assigned the sub lease obligation for office space in New York City providing for minimum fixed monthly rental payments of $9,396. The lease expires on December 31, 2018.

As of December 31, 2011, future minimum lease payments under these two leases, which are subject to escalation, are as follows:

For the years ending December 31,	
2012	$ 165,633
2013	114,437
2014	114,437
2015	114,437
2016	120,371
Thereafter	240,742
Total	$ 870,057

Occupancy cost incurred was $198,931 for year ended December 31, 2011.

NOTE 7 SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.